Exhibit 99.2

712 Fifth Avenue
New York, New York 10019
(212) 957-5002
November 12, 2015
GS Direct, L.L.C.
c/o Goldman Sachs & Co.
85 Broad Street
New York, NY 10004
Attention: Bradley J. Gross
Re: Purchase Agreement
Dear Sir/Madam:
Reference is made to the Purchase Agreement, dated November 13, 2013, by and between GS Direct, L.L.C. ("GS Direct") and Griffon Corporation ("Griffon"), as amended by that letter agreement dated November 12, 2014.
This is to confirm our agreement that Section 10 of the Purchase Agreement ("Right of First Negotiation, Investment Agreement and Registration Rights Agreement") is hereby amended to extend the period thereunder from December 31, 2015 to December 31, 2016.
Please execute this letter in the space provided below to confirm your agreement with the foregoing.
Sincerely,
Griffon Corporation

/s/ Ronald J. Kramer
Ronald J. Kramer
Chief Executive Officer
Acknowledged and Agreed:
G.S. Direct, L.L.C.

/s/ Bradley J. Gross
Bradley J. Gross
 Vice President